EXHIBIT 12.1

DUKE REALTY LIMITED PARTNERSHIP

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(in thousands, except ratios)

Three Months Ended March 31, 2009
Income from continuing operations, less preferred distributions	$18,892
Preferred distributions	18,363
Interest expense	52,068

Earnings before fixed charges	$89,323

Interest expense	$52,068
Interest costs capitalized	7,499

Total fixed charges	$59,567

Preferred distributions	18,363

Total fixed charges and preferred distributions	$77,930

Ratio of earnings to fixed charges	1.50

Ratio of earnings to combined fixed charges and preferred distributions	1.15